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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 FORM N-17f-2

    Certificate of Accounting of Securities and Similar Investments in the
                                   Custody of
                         Management Investment Companies

                  Pursuant to Rule 17f-2 [17 CRF 270.17f-2]
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1. Investment Company Act File Number:             Date examination completed:
           814-00237                                    July 17, 2002
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2. State Identification Number:
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
AL             AK             AZ             AR             CA             CO
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CT             DE             DC             FL             GA             HI
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ID             IL             IN             IA             KS             KY
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LA             ME             MD             MA             MI             MN
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MS             MO             MT             NE             NV             NH
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NJ             NM             NY             NC             ND             OH
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OK             OR             PA             RI             SC             SD
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TN             TX             UT             VT             VA             WA
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WV             WI             WY             PUERTO RICO

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Other (specify):
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3. Exact name of investment company as specified in registration statement:
   Gladstone Capital Corporation
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4. Address of principal executive office:(number, street, city, state, zip code)
   1616 Anderson Road, Suite 208, McLean, Virginia 22102
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INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT



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                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
Gladstone Capital Corporation

      We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Gladstone Capital Corporation (the "Company") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of July 17, 2002. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 17, 2002, and with respect to agreement of security purchases and sales, for the period from September 30, 2001 through July 17, 2002:

   - Count and inspection of all securities located in the vault of First Union (the "Custodian") at 740 15th Street, Washington, D.C. without prior notice to management.
   - Reconciliation of all such securities to the books and records of the Company and the Custodian.
   - Agreement of a sample of security purchases and a sample of security sales or maturities during the period from September 30, 2001 through July 17, 2002 from the books and records of the Company to broker confirmations.

      We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.


In our opinion, management's assertion that Gladstone Capital Corporation complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of July 17, 2002, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Gladstone Capital Corporation and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



                                          /S/ ERNST & YOUNG LLP


July 17, 2002



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                Management Statement Regarding Compliance with
           Certain Provisions of the Investment Company Act of 1940

July 17, 2002

Ernst & Young, LLP
8484 Westpark Drive
McLean, VA 22102

To Whom it May Concern:

      We, as members of management of Gladstone Capital Corporation (the Company), are responsible for complying with the requirements of subsections
(b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of July 17, 2002, and from September 30, 2001 through July 17, 2002.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of July 17, 2002, and from September 30, 2001, through July 17, 2002, with respect to securities reflected in the investment account of the Company.

Gladstone Capital Corporation

By:


/S/ David Gladstone
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David Gladstone
Chairman and Chief Executive Officer


/S/ Terry Brubaker
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Terry Brubaker
President and Director


/S/ Harry Brill
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Harry Brill
Chief Financial Officer